August 11, 2025

Jeffery Thramann
Chief Executive Officer
Auddia Inc.
1680 38th Street, Suite 130
Boulder, Colorado 80301

        Re: Auddia Inc.
            Registration Statement on Form S-3
            Filed August 4, 2025
            File No. 333-289213
Dear Jeffery Thramann:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology